UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry
Registration No. 0593

MATERIAL EVENT
(supplemental information)

Santiago, January 31, 2008

Messrs.
Securities and Insurance Commission
Attn.: Guillermo Larraín Ríos
Commissioner
Av. Libertador Bernardo O'Higgins 1449
Santiago
CHILE

Ref.:	Resolution by the Honorable Free Competition Defense Court. Consultation concerning Merger between S.A.C.I. Falabella and Distribución y Servicio D&S S.A. (hereinafter, “D&S”).

Dear Mr. Larraín:

According to article 9th and second paragraph of article 10th of Law No. 18,045, paragraph 2.2 of Section II of General Character Rule No. 30 of your Commission, and Circular Letter No. 660 issued by that Service, I would like to communicate to you the following supplementary information to MATERIAL EVENT:

1.
As of even date herewith, we have received your Ord. No. 3161 requesting supplementary information in connection with any actions or steps to be adopted by D&S regarding the Resolution (as defined in foregoing Material Event communication).

2.	D&S is currently analyzing the Resolution in detail in order to resolve next steps to be adopted, for what may concern to the company.

3.	Therefore, there are neither actions nor steps that have been adopted or that shall be adopted, which D&S may inform at to this moment.

Sincerely,

Enrique Ostalé Cambiaso
Chief Executive Officer
Distribución y Servicio D&S S.A.

cc.	Santiago Stock Exchange
Chile Electronic Stock Exchange
Valparaíso Stock Exchange
Risk Rating Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: January 31, 2008